Filed pursuant to Rule 433 Registration No. 333-265017-01 September 9, 2024

PRICING TERM SHEET

4.650% Notes due September 15, 2034

Issuer:	ERP Operating Limited Partnership

Security:	4.650% Notes due September 15, 2034

Expected Ratings*:	A3 by Moody’s Investors Service, Inc.

A- by Standard & Poor’s Ratings Services

Principal Amount Offered:	$600,000,000

Trade Date:	September 9, 2024

Settlement Date:	September 11, 2024 (T+2)

Maturity Date:	September 15, 2034

Coupon:	4.650%

Interest Payment Dates:	Payable semiannually on March 15 and September 15, commencing March 15, 2025

Price to Public:	99.659%

Benchmark Treasury:	3.875% UST due August 15, 2034

Benchmark Treasury Price and Yield:	101-16 / 3.693%

Spread to Benchmark Treasury:	+100 basis points

Re-Offer Yield:	4.693%

Make-Whole Call:	Treasury rate plus 15 basis points

Optional Redemption:	Issuer may redeem at any time in whole or, from time to time in part, at a redemption price equal to the sum of (i) the principal amount being redeemed plus accrued interest thereon to the redemption date and (ii) the Make-Whole Amount (as described in the Prospectus), if any; provided, that if the notes are redeemed on or after June 15, 2034 (the date that is three months prior to the maturity date of the notes), the redemption price will not include the Make-Whole Amount

Net Proceeds Before Expenses:	$594,054,000

Day Count Convention:	30 / 360

Denominations:	$1,000 and integral multiples of $1,000 in excess thereof

CUSIP / ISIN:	26884A BP7 / US26884ABP75

Joint Book-Running Managers:	Barclays Capital Inc.
BofA Securities, Inc.
Deutsche Bank Securities Inc.
Morgan Stanley & Co. LLC
U.S. Bancorp Investments, Inc.

Senior Co-Managers:	Loop Capital Markets LLC
Mizuho Securities USA LLC
Scotia Capital (USA) Inc.
TD Securities (USA) LLC
Truist Securities, Inc.

Co-Managers:	BMO Capital Markets Corp.
BNY Mellon Capital Markets, LLC
Ramirez & Co., Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement including a prospectus and a prospectus supplement with the Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request them by calling Barclays Capital Inc. at (888) 603-5847, BofA Securities, Inc. at (800) 294-1322, Deutsche Bank Securities Inc. at (800) 503-4611, Morgan Stanley & Co. LLC at (866) 718-1649 or U.S. Bancorp Investments, Inc. at (877) 558-2607.